CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the prospectus supplement to the prospectus dated November 13, 2024, and the related Registration Statement on Form F-10 (No. 333-282924), filed with the United States Securities and Exchange Commission as amended and supplemented, of all references to the undersigned's name with respect to the disclosure of technical and scientific information.

/s/ Rob van Egmond
Rob van Egmond, P.Geo.
Date: March 10, 2026